Exhibit 99.1

AYR Wellness Reports Fourth Quarter and Full Year 2024 Results

MIAMI, March 6, 2025 – AYR Wellness Inc. (CSE: AYR.A, OTCQX: AYRWF) (“AYR” or the “Company”), a leading vertically integrated U.S. multi-state cannabis operator, is reporting financial results for the fourth quarter and full year ended December 31, 2024. Unless otherwise noted, all results are presented in U.S. dollars.

Steven M. Cohen, Interim CEO of AYR, said, “Over the past quarter we have made crucial steps towards reorienting the business to reflect our forward-looking vision of AYR. And while our fourth quarter and full year results reflected ongoing macroeconomic pressures and company-specific challenges that impacted revenue and profitability, we remain confident that sustained growth and enhanced profitability are achievable within our footprint through disciplined cost reductions, streamlined operations, and improved execution.”

“To strengthen execution, we have restructured our leadership team by promoting George DeNardo to President, while Julie Winter and Jamie Mendola have stepped into the roles of co-Chief Revenue Officers. These changes, along with a broader realignment of our management team, have already begun to enhance operational focus and agility throughout the organization. As we move forward, we remain committed to controlling what we can, executing with discipline, and positioning AYR for sustainable growth and profitability.”

George DeNardo, President of AYR, added “One of my immediate objectives as President is to create greater synergy and collaboration between the revenue generating and supply chain functions of our business. With that in mind, our vision for 2025 is focused on investment in our core brands and further streamlining operations to achieve cost efficiencies and facilitate quicker and better decision making at every level of our operational infrastructure. As we advance initiatives across our core markets, we do so with a keen focus on balance sheet discipline and ensuring the long-term health and success of AYR.”

“We have already taken key steps to further streamline our business, including eliminating redundancies and corporate overhead, refining and building on our branded product offerings, and beginning the process of optimizing our state portfolio to focus on the key markets that will drive our business forward while eliminating distractions.

This year, we are also making a pivotal investment in our future with our new state-of-the-art indoor cultivation facility in Florida, which enables us to fill a critical gap in our supply chain by providing high-quality indoor flower to our 67 dispensaries across the state. Further, we plan to expand our presence in Ohio in both the retail and wholesale channels and we are well-positioned for entry into the Virginia market.”

Fourth Quarter Financial Summary ($ in millions, excl. margin items)

	Q4 2023	Q3 2024	Q4 2024	% Change Q4/Q4		% Change Q4/Q3
Revenue	$114.8	$114.3	$114.0	-0.7%		-0.3%
Gross Profit	$49.4	$43.0	$35.8	-27.5%		-16.7%
Adjusted Gross Profit[1]	$62.0	$60.4	$55.5	-10.5%		-8.1%
Operating Loss[2]	$(9.5)	$(17.4)	$(133.9)	NA		NA
Adjusted EBITDA[1]	$29.8	$26.1	$19.1	-35.9%		-26.8%
Adjusted EBITDA Margin[1]	25.9%	22.9%	16.7%	-920	bps	-620	bps

Full Year Financial Summary (FY 2023 excludes results from AZ for all periods) ($ in millions, excl. margin items)

	FY 2023	FY 2024	% Change Y/Y
Revenue	$463.6	$463.6	0.0%
Gross Profit	$202.4	$176.7	-12.7%
Adjusted Gross Profit[1]	$256.9	$239.2	-6.9%
Operating Loss[2]	$(37.1)	$(161.0)	NA
Adjusted EBITDA[1]	$114.0	$100.0	-12.3%
Adjusted EBITDA Margin[1]	24.6%	21.6%	-300	bps

1 Adjusted EBITDA, Adjusted Gross Profit and Adjusted EBITDA Margin are non-GAAP measures, and accordingly are not standardized measures and may not be comparable to similar measures used by other companies. See Definition and Reconciliation of Non-GAAP Measures below. For a reconciliation of Operating Loss to Adjusted EBITDA as well as Gross Profit to Adjusted Gross Profit, see the reconciliation tables appended to this release.

2 Includes $118.1M of non-cash impairment charges including $94 million related to Florida goodwill impairment charge in the fourth quarter of 2024, based on market conditions at the time.

Fourth Quarter and Recent Highlights

•	Retail/Brand Updates

o	Opened new dispensaries in Florida and Ohio, AYR’s 67th in Florida and fourth in Ohio. AYR’s new Miami, FL store is the first within Miami city limits.

o	Launched Later Days Fruit-Flavored Vape Collection.

•	Recent Leadership Changes

o	In January, George DeNardo, AYR’s prior Chief Operating Officer, assumed the role of President, responsible for the oversight of all Company-wide operations, including retail, wholesale, purchasing, marketing, cultivation, and manufacturing.

o	In February, Brad Asher, AYR’s Chief Financial Officer, provided notice of resignation to the Company in connection with the pursuit of another opportunity. Mr. Asher’s resignation will be effective at a mutually agreed upon date following the Company’s filing of 2024 annual financial statements.

o	The Company announced the resignation of Jared Cohen from its Board of Directors (the “Board”) and transition to board observer.

o	The Board continues to search for a permanent CEO and has retained True Search, a global recruiting firm, to lead the search.

Full Year 2024 Highlights

•	Opened 11 dispensaries across AYR’s footprint, bringing the Company’s total dispensary count to 97 stores. This included expansion into Connecticut, AYR’s eighth market with retail exposure.

•	Participated in adult-use launch in Ohio with four retail stores and cultivation and production assets.

•	Received conditional license approval to open vertically integrated operations in Virginia.

•	In November 2024, the New York Cannabis Control Board voted to approve the application for Amethyst Health, LLC (“Amethyst Health”) for registration as a “Registered Organization,” which would conditionally allow Amethyst Health to commence medical marijuana operations in the state. AYR is an operational partner and minority equity holder in Amethyst Health.

•	Secured real estate financing for indoor cultivation in Florida, with plans to redevelop a 98,000 square foot building within the property to serve as a regulated cannabis cultivation facility. The financing was completed with Innovative Industrial Properties (IIP); IIP committed to funding AYR up to $30 million for the construction. Development of the facility is underway with plans for contributions in the second half of 2025.

•	In February 2024, the Company completed the retirement or deferral of the maturity of all 2024 Senior Notes and certain other debt totaling nearly $400 million by two years to 2026.

•	Raised approximately $40 million of gross proceeds in new capital through the issuance of $50 million of additional Senior Notes maturing in December 2026.

Capital Structure & Liquidity

The Company deployed $1.2 million of capital expenditures in Q4 and approximately $17.7 million for FY 2024, which was less than the Company’s guidance of $20 million for the full year and down from $28 million in FY 2023. For FY 2025, the Company expects capital expenditure to be approximately $10 million.

The Company ended the year with a cash balance of $35.5 million, down from $50.6 million at the end of Q3 and $50.8 million at the end of FY 2023. Subsequent to year-end, the Company received $4 million in proceeds from the sale of ERC tax credits. For FY 2024, AYR generated $9.6 million of cash flow from operations.

As of year-end 2024, the Company had approximately 116.8 million fully diluted shares outstanding based on a treasury method calculation (excluding 23 million out of the money warrants exercisable at $2.12 and expiring in February 2026) and 2.9 million restricted stock units.

Outlook

For the first quarter of 2025, the Company expects revenue to be down mid-single digits compared to Q4 2024, with a modest increase in Adjusted EBITDA Margin.

Conference Call

AYR management will host a conference call today, followed by a question-and-answer period.

Date: Thursday, March 6, 2025

Time: 8:30 a.m. ET

Toll-free dial-in number: (844) 763-8274

International dial-in number: (647) 484-8814

Webcast: LINK

Please dial into the conference call 5-10 minutes prior to the start time. An operator will register your name and organization. If you have any difficulty connecting with the conference call, please contact the Company’s investor relations team at ir@ayrwellness.com.

The conference will be broadcast live and available for replay here.

A telephonic replay of the conference call will also be available for one month until end of day Sunday, April 6, 2025.

Toll-free replay number: (877) 344-7529

International replay number: (412) 317-0088

Replay ID: 9783370

Financial Statements

Certain financial information reported in this news release is extracted from AYR’s Consolidated Financial Statements and MD&A for the year ended December 31, 2024. AYR files its financial statements and MD&A on SEDAR+ and with the SEC. All financial information contained in this news release is qualified in its entirety by reference to such financial statements and MD&A.

Definition and Reconciliation of Non-GAAP Measures

The Company reports certain non-GAAP measures that are used to evaluate the performance of its businesses and the performance of their respective segments, as well as to manage their capital structures. As non-GAAP measures generally do not have a standardized meaning, they may not be comparable to similar measures presented by other issuers. Securities regulators require such measures to be clearly defined and reconciled with their most comparable GAAP measures.

Rather, these are provided as additional information to complement those GAAP measures by providing further understanding of the results of the operations of the Company from management’s perspective. Accordingly, these measures should not be considered in isolation, nor as a substitute for analysis of the Company’s financial information reported under GAAP. Non-GAAP measures used to analyze the performance of the Company’s businesses include “Adjusted EBITDA”, “Adjusted EBITDA Margin” and “Adjusted Gross Profit.”

The Company believes that these non-GAAP financial measures provide meaningful supplemental information regarding the Company’s performances and may be useful to investors because they allow for greater transparency with respect to key metrics used by management in its financial and operational decision-making. These financial measures are intended to provide investors with supplemental measures of the Company’s operating performances and thus highlight trends in the Company’s core businesses that may not otherwise be apparent when solely relying on the GAAP measures.

Adjusted EBITDA

“Adjusted EBITDA” represents (loss) income from continuing operations, as reported under GAAP, before interest and tax, adjusted to exclude non-core costs, other non-cash items, including depreciation and amortization and further adjusted to remove non-cash stock-based compensation, impairment expense, the incremental costs to acquire cannabis inventory in a business combination (when applicable; none of which was incurred for any of the periods presented), acquisition and transaction related costs, and start-up costs.

Adjusted EBITDA Margin

“Adjusted EBITDA Margin” represents Adjusted EBITDA as a percentage of revenue.

Adjusted Gross Profit

“Adjusted Gross Profit” represents gross profit, as reported under GAAP, adjusted to exclude the incremental costs to acquire cannabis inventory in a business combination (when applicable; none of which was incurred for any of the periods presented), interest, depreciation and amortization, start-up costs and other non-core costs.

A reconciliation of how Ayr calculates Adjusted EBITDA and Adjusted Gross Profit is provided in the tables appended below. Additional reconciliations of Adjusted EBITDA, Adjusted Gross Profit and other disclosures concerning non-GAAP measures are provided in our MD&A for the three and twelve months ended December 31, 2024.

Forward-Looking Statements

Certain statements in this news release contain “forward-looking information” within the meaning of applicable securities laws (“forward-looking information”), including, but not limited to, those statements relating to the Company and its financial capacity, availability of capital, the ability of the Company to execute on its business plan and achieve cost efficiencies, and other statements that are not historical facts. These statements are based upon certain material factors, assumptions, and analyses that were applied in drawing a conclusion or making a forecast or projection, including experience of the Company, as applicable, and perception of historical trends, current conditions, and expected future developments, as well as other factors that are believed by management of the Company to be reasonable in the circumstances. Forward-looking information is provided for the purpose of presenting information about management’s current expectations and plans relating to the future and readers are cautioned that such statements may not be appropriate for other purposes. Such forward-looking information may include, without limitation, statements regarding the operations, business, financial condition, expected financial results, performance, prospects, opportunities, priorities, targets, goals, ongoing objectives, strategies, and outlook of the Company. Forward-looking information is often identified by the words “may”, “would”, “could”, “should”, “will”, “intend”, “plan”, “anticipate”, “believe”, “estimate”, “project”, “expect”, “target”, “continue”, “forecast”, “design”, “goal” or negative versions thereof and other similar expressions.

Financial outlook and future-oriented financial information, as with forward-looking information generally, are, without limitation, based on the assumptions and estimates and subject to various risks. The targets, forecasts and projections included herein, and the related assumptions, involve known and unknown risks and uncertainties that may cause actual results to differ materially. While management of AYR believes there is a reasonable basis for these targets, forecasts and projections, such targets, forecasts, or projections may not be achieved. The Company’s actual financial position and results of operations may differ materially from management’s current expectations and, as a result, among other things, the Company’s future revenue and Adjusted EBITDA Margin may differ materially from the financial outlooks and future-oriented information provided in this news release. Accordingly, investors are cautioned not to place undue reliance on the foregoing information.

Forward looking information is necessarily based on a number of estimates and assumptions that, while considered reasonable, are subject to known and unknown risks, uncertainties and other factors which may cause actual results and future events to differ materially from those expressed or implied by such forward-looking statements. Such factors include, but are not limited to: general business, economic and social uncertainties; market segment conditions; litigation, legislative, environmental and other judicial, regulatory, political and competitive developments; product capability and acceptance; international risk and currency exchange rates; and technology changes. An assessment of these risks that could cause actual results to materially differ from current expectations is contained in the “Risks Factors” section of the Company’s MD&A for the year ended December 31, 2024. The foregoing is not an exhaustive list. Additional risks and uncertainties not presently known to AYR or that management believes to be less significant may also adversely affect the Company. Although the Company believes that the assumptions and factors used in preparing the forward-looking statements contained in this document (including statements containing future-oriented financial information) are reasonable, undue reliance should not be placed on these statements which represent the Company’s views as of the date hereof and as such information should not be relied upon as representing the Company’s views as of any date subsequent to the date of this news release. The Company undertakes no obligation to update publicly or revise any forward-looking information, whether because of new information, future events or otherwise, unless so required by applicable securities laws. Accordingly, readers are cautioned not to place undue reliance on forward-looking information.

Additional Information

For more information about the Company’s Q4 and full year 2024 operations and outlook, please view AYR’s corporate presentation posted in the Investors section of the Company’s website at www.ayrwellness.com.

About AYR Wellness Inc.

AYR Wellness is a vertically integrated, U.S. multi-state cannabis business. The Company operates simultaneously as a retailer with 90+ licensed dispensaries and a house of cannabis CPG brands.

AYR is committed to delivering high-quality cannabis products to its patients and customers while acting as a Force for Good for its team members and the communities that the Company serves. For more information, please visit www.ayrwellness.com.

Company/Media Contact:

Robert Vanisko

VP, Public Engagement

T: (786) 885-0397

Email: comms@ayrwellness.com

Investor Relations Contact:

Sean Mansouri, CFA

Elevate IR

T: (786) 885-0397

Email: ir@ayrwellness.com

Ayr Wellness Inc.
Unaudited Consolidated Balance Sheets
(Expressed in United States Dollars, in thousands, except share amounts)

	As of
	December 31, 2024	December 31, 2023
ASSETS
Current
Cash, cash equivalents and restricted cash	$35,482	$50,766
Accounts receivable, net	13,226	13,491
Inventory	112,558	106,093
Prepaid expenses, deposits, and other current assets	6,120	22,032
Asset held for sale	7,770	16,210
Total Current Assets	175,156	208,592
Non-current
Property, plant, and equipment, net	277,749	310,379
Intangible assets, net	616,661	673,745
Right-of-use assets - operating, net	164,260	126,131
Right-of-use assets - finance, net	27,644	40,671
Goodwill	-	94,108
Deposits and other assets	7,689	6,229
TOTAL ASSETS	$1,269,159	$1,459,855

LIABILITIES AND SHAREHOLDERS' EQUITY
Liabilities
Current
Trade payables	$30,892	$24,036
Accrued liabilities	27,022	40,836
Lease liabilities - operating - current portion	11,763	9,582
Lease liabilities - finance - current portion	5,385	9,789
Income tax payable	2,406	87,951
Debts payable - current portion	24,828	23,152
Accrued interest payable - current portion	1,249	1,983
Liabilities held for sale	5,774	3,850
Total Current Liabilities	109,319	201,179
Non-current
Deferred tax liabilities, net	50,763	64,965
Uncertain tax position liabilities	136,719	-
Lease liabilities - operating - non-current portion	179,602	125,038
Lease liabilities - finance - non-current portion	14,661	18,007
Construction finance liabilities	-	38,205
Long-term debts payable, net	385,646	411,306
Accrued interest payable - non-current portion	5,632	5,530
Other long-term liabilities	21,967	24,973
TOTAL LIABILITIES	904,309	889,203

Commitments and contingencies

Shareholders' equity
Multiple Voting Shares - no par value, unlimited authorized. Issued and outstanding - nil and 3,696,486 shares, respectively	-	-
Subordinate, Restricted, and Limited Voting Shares - no par value, unlimited authorized. Issued and outstanding - 108,759,747 and 64,574,077 shares, respectively	-	-
Exchangeable Shares: no par value, unlimited authorized. Issued and outstanding - 8,013,860 and 9,645,016 shares, respectively	-	-
Additional paid-in capital	1,518,670	1,370,600
Treasury stock - nil and 645,300 shares, respectively	-	(8,987)
Accumulated other comprehensive income	3,266	3,266
Accumulated deficit	(1,142,410)	(783,101)
Equity of Ayr Wellness Inc.	379,526	581,778
Noncontrolling interest	(14,676)	(11,126)
TOTAL SHAREHOLDERS' EQUITY	364,850	570,652
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	$1,269,159	$1,459,855

Ayr Wellness Inc.
Unaudited Consolidated Statements of Operations
(Expressed in United States Dollars, in thousands, except per share amounts)

	Three Months Ended		Year Ended
	December 31, 2024	December 31, 2023	December 31, 2024	December 31, 2023
Revenues, net of discounts	$113,958	$114,835	$463,633	$463,630
Cost of goods sold	78,109	65,453	286,952	261,188
Gross profit	35,849	49,382	176,681	202,442

Operating expenses
Selling, general, and administrative	41,120	39,988	167,134	177,800
Impairment of goodwill and other assets	115,963	6,320	118,113	6,320
Depreciation and amortization	11,945	11,974	48,061	51,364
Acquisition and transaction costs	724	619	4,358	4,080
Total operating expenses	169,752	58,901	337,666	239,564

Loss from continuing operations	(133,903)	(9,519)	(160,985)	(37,122)

Other income (expense), net
Fair value gain on financial liabilities, net	-	(707)	-	23,023
Loss on the extinguishment of debt	-	-	(79,172)	-
Loss on sale of assets	(6,601)	(25)	(3,665)	(91)
Interest expense, net	(20,066)	(10,571)	(78,258)	(39,403)
Interest income	71	153	323	743
Other income, net	144	159	2,671	7,094
Total other (expense) income, net	(26,452)	(10,991)	(158,101)	(8,634)

Loss from continuing operations before income taxes and noncontrolling interest	(160,355)	(20,510)	(319,086)	(45,756)

Income taxes
Current tax provision	(18,049)	(17,230)	(57,474)	(54,839)
Deferred tax benefit	14,200	7,448	14,200	7,448
Total income taxes	(3,849)	(9,782)	(43,274)	(47,391)

Net loss from continuing operations	(164,204)	(30,292)	(362,360)	(93,147)

Discontinued operations
Loss from discontinued operations, net of taxes (including loss on disposal of $182,464 for the year ended December 31, 2023)	-	(670)	-	(186,353)
Loss from discontinued operations	-	(670)	-	(186,353)

Net loss	(164,204)	(30,962)	(362,360)	(279,500)
Net loss attributable to noncontrolling interest	(353)	(2,687)	(3,051)	(7,067)
Net loss attributable to Ayr Wellness Inc.	$(163,851)	$(28,275)	$(359,309)	$(272,433)

Basic and diluted net loss per share
Continuing operations	$(1.40)	$(0.36)	$(3.24)	$(1.16)
Discontinued operations	-	(0.01)	-	(2.52)
Total (basic and diluted) net loss per share	$(1.40)	$(0.37)	$(3.24)	$(3.68)

Weighted average number of shares outstanding (basic and diluted)	116,805	76,952	110,832	74,096

Ayr Wellness Inc.
Unaudited Consolidated Statements of Cash Flows
(Expressed in United States Dollars, in thousands)

	Year Ended
	December 31, 2024	December 31, 2023
Operating activities
Consolidated net loss	$(362,360)	$(279,500)
Less: Loss from discontinued operations	-	(3,889)
Net loss from continuing operations before noncontrolling interest	(362,360)	(275,611)
Adjustments for:
Fair value gain on financial liabilities	-	(23,023)
Stock-based compensation	17,982	16,412
Shares issued for consulting services	-	79
Depreciation and amortization	28,230	32,303
Amortization of intangible assets	58,072	58,646
Amortization of financing costs	20,930	2,341
Amortization of financing discount	7,696	-
Amortization of financing premium	(53)	(3,018)
Provision for credit losses	1,006	-
Employee retention credits recorded in other income	(318)	(5,238)
Impairment of goodwill and other assets	118,113	6,320
Deferred tax (benefit) expense	(14,200)	(7,448)
Loss on sale of assets	3,665	91
Loss on the extinguishment of debt	79,172	-
Loss on the disposal of Arizona business	-	182,464
Changes in operating assets and liabilities:
Accounts receivable	(741)	(6,053)
Inventory	(6,763)	(6,252)
Prepaid expenses, deposits, and other current assets	5,424	(657)
Trade payables	4,703	(296)
Accrued liabilities	(6,617)	2,804
Accrued interest payable, current and non-current portions	(632)	(42)
Lease liabilities - operating	5,204	2,712
Income tax payable	(85,600)	47,848
Uncertain tax position liabilities	136,719	-
Cash provided by continuing operations	9,632	24,382
Cash provided by discontinued operations	-	2,783
Cash provided by operating activities	9,632	27,165

Investing activities
Purchase of property, plant, and equipment	(17,716)	(27,697)
Capitalized interest	(6,428)	(9,981)
Proceeds from the sale of assets	2,955	-
Cash paid for business combinations and asset acquisitions, net of cash acquired	-	(1,500)
Cash paid for business combinations and asset acquisitions, working capital	-	(2,600)
Cash paid for bridge financing	-	(73)
Purchase of intangible asset	(625)	(1,925)
Cash used in investing activities from continuing operations	(21,814)	(43,776)
Proceeds from sale of Arizona business - discontinued operation	-	18,084
Cash received for working capital - discontinued operations	-	1,583
Cash used in investing activities of discontinued operations	-	(44)
Cash used in investing activities	(21,814)	(24,153)

Financing activities
Proceeds from exercise of warrants	27	-
Proceeds from notes payable	40,000	10,665
Proceeds from financing transaction, net of financing costs	8,309	39,100
Debt issuance costs paid	(9,216)	(9,049)
Payment for settlement of contingent consideration	(10,094)	(10,475)
Tax withholding on stock-based compensation awards	(283)	(366)
Repayments of debts payable	(22,242)	(52,029)
Repayments of lease liabilities - finance (principal portion)	(9,603)	(10,608)
Cash used in financing activities by continuing operations	(3,102)	(32,762)
Cash used in financing activities from discontinued operations	-	(124)
Cash used in financing activities	(3,102)	(32,886)

Net decrease in cash and cash equivalents and restricted cash	(15,284)	(29,874)
Cash, cash equivalents and restricted cash at beginning of the period	50,766	76,827
Cash included in assets held-for-sale	-	3,813
Cash, cash equivalents and restricted cash at end of the period	$35,482	$50,766

Supplemental disclosure of cash flow information:
Interest paid during the period, net	$58,252	$49,914
Income taxes paid during the period, net	6,405	7,078
Non-cash investing and financing activities:
Recognition of right-of-use assets for operating leases	58,483	19,184
Recognition of right-of-use assets for finance leases	3,150	5,470
Issuance of promissory note related to business combinations	1,820	1,580
Conversion of convertible note related to business combination	700	2,800
Issuance of Equity Shares related to business combinations and asset acquisitions	210	115
Issuance of Equity Shares related to settlement of contingent consideration	-	4,647
Issuance of promissory note related to settlement of contingent consideration	-	14,000
Settlement of contingent consideration	-	38,420
Capital expenditure for cultivation facility	13,233	2,024
Extinguishment of construction finance liabilities for lease reclassification of cultivation facility	39,176	-
Extinguishment of note payable related to sale of Arizona business	-	22,505
Extinguishment of accrued interest payable related to sale of Arizona business	-	1,165
Reduction of lease liabilities related to sale of Arizona business	-	16,734
Reduction of right-of-use assets related to sale of Arizona business	-	16,739
Reclassification of right-of-use assets to property, plant, and equipment due to exercise of repurchase option at lease expiration	7,976	-
Retirement of Treasury Shares	8,987	-
Issuance of warrants in connection with debt extinguishment	47,049	-
Issuance of Equity Shares in connection with debt extinguishment	94,302	-

Ayr Wellness Inc.
Unaudited Consolidated Adjusted EBITDA and Gross Profit Reconciliation
(Expressed in United States Dollars, in thousands)

	Three Months Ended		Year Ended
	December 31, 2024	December 31, 2023	December 31, 2024	December 31, 2023
	$	$	$	$
Loss from continuing operations (GAAP)	(133,903)	(9,519)	(160,985)	(37,122)

Interest (within cost of goods sold "COGS")	538	727	2,408	3,017
Depreciation and amortization (from statement of cash flows)	21,294	22,137	86,302	90,949
Acquisition and transaction costs	724	619	4,358	4,080
Stock-based compensation, non-cash	2,285	3,074	17,982	16,491
Impairment of goodwill and other assets	115,963	6,320	118,113	6,320
Start-up costs[1]	5,079	2,915	15,721	11,786
Other[2]	7,094	3,489	16,115	18,450
	152,977	39,281	260,999	151,093

Adjusted EBITDA from continuing operations (non-GAAP)	19,074	29,762	100,014	113,971

1 These are set-up costs to prepare a location for its intended use. Start-up costs are expensed as incurred and are not indicative of ongoing operations

2 Other non-core costs including non-operating adjustments, severance costs and non-cash inventory write-downs

	Three Months Ended		Year Ended
	December 31, 2024	December 31, 2023	December 31, 2024	December 31, 2023
	$	$	$	$
Gross profit (GAAP)	35,849	49,382	176,681	202,442

Interest (within COGS)	538	727	2,408	3,017
Depreciation and amortization (within COGS)	9,349	10,163	38,241	39,585
Start-up costs (within COGS)	3,647	1,164	9,904	5,469
Other (within COGS)	6,078	565	11,964	6,337
Adjusted Gross Profit from continuing operations (non-GAAP)	55,460	62,001	239,197	256,849